EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Re: Immediate report – collective agreement – Bezeq International

Further to the Company’s reports of March 6, 2014 and March 23, 2014, and to section 4.8 of Chapter A of the Company’s 2014 periodic report, the Company hereby provides notification that this afternoon, its subsidiary, Bezeq International Ltd. (hereinafter, “Bezeq International”), after receiving the approval of Bezeq International’s board of directors earlier today, signed a collective agreement between it and the New General Federation of Labor (Histadrut) and Bezeq International’s workers’ committee (hereinafter, the “agreement” and the “committee,” respectively). The following are the main points of the agreement:

1.	The agreement is in effect until December 31, 2018. After this date the agreement will be automatically renewed for 12-month periods each, unless one of the parties provides notice of its desire to modify the agreement.

2.	The agreement will apply to all Bezeq International employees, with the exception of the company’s senior management (vice presidents and their subordinates) and an additional group of employees and managers agreed upon by the parties.

3.	The period after which a Bezeq International employee shall be deemed to be a regular employee is 36 months, with an option to extend for an additional six months, with the consent of the committee.

4.	The agreement provides mechanisms for including the committee in resolutions concerning the termination of the employment of regular employees, taking disciplinary action against them and the implementation of organizational changes.

5.	The agreement further provides for annual salary increments and additional financial benefits (such as subsidized camps and social welfare activities) to be provided by Bezeq International to employees during the term of the agreement.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.